SO 3/3/03

03002550

VF 2-27-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zone Trading Partners, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL RECEIVED PROCESSING FEB 2 1 2003 WASH. D.C. 161 SECTION

805 Las Cimas Parkway, Suite 100
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane Harvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zone Trading Partners, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

RENEE A. FEBONIO
MY COMMISSION EXPIRES
April 24, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ZONE TRADING PARTNERS, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2002

ZONE TRADING PARTNERS, L.L.C.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zone Trading Partners, L.L.C.

We have audited the accompanying statement of financial condition of Zone Trading Partners, L.L.C. as of December 31, 2002 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zone Trading Partners, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 23, 2003

ZONE TRADING PARTNERS, L.L.C.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 144,296
Securities owned, at market value	3,551
Receivable from broker-dealers and clearing organizations	2,039,793
Other receivables	52,634
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation of $583,801	439,583
Other assets	78,182
	$2,758,039

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Financial Condition
December 31, 2002

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,099,224
	1,099,224
Member's equity:	
Total member's equity	1,658,815
	$2,758,039

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Gains (losses) on Firm securities trading accounts	$ 9,997,123
Other revenue related to securities business	28,670
Interest income	7,860
	10,033,653
Expenses:	
Compensation and benefits	4,111,521
Floor brokerage, exchange and clearance fees	3,645,499
Communications	365,460
Promotional costs	148,955
Regulatory fees and expenses	87,401
Occupancy and equipment costs	1,275,514
Other expenses	591,443
	10,225,793
Loss before income taxes	(192,140)
Provision for income taxes	-0-
Net loss	$ (192,140)

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2002

	Total
Balances at January 1, 2002	$ 1,905,955
Member's contributions	1,545,000
Capital distributions	(1,600,000)
Net loss	(192,140)
Balances at December 31, 2002	$1,658,815

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (192,140)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Depreciation	323,838
Amortization	4,527
Change in assets and liabilities:	
Increase in securities owned	(251)
Decrease in receivable from broker-dealers and clearing organizations	64,335
Decrease in advances to employees	4,476
Increase in other receivables	(41,961)
Decrease in other assets	48,668
Increase in accounts payable and accrued expenses	384,521
Net cash provided (used) by operating activities	596,013
Cash flows from investing activities:	
Purchase of furniture, equipment and leasehold improvements	(468,422)
Net cash provided (used) by investing activities	(468,422)
Cash flows from financing activities:	
Contributions of capital	1,545,000
Distributions of capital	(1,600,000)
Net cash provided (used) by financing activities	(55,000)
Net increase in cash and cash equivalents	72,591
Cash and cash equivalents at beginning of period	71,705
Cash and cash equivalents at end of period	$ 144,296
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -0-
Interest	$ 3

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

Zone Trading Partners, L.L.C. (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

The Company operates as a Delaware Limited Liability Company (L.L.C.) and has a sole member, Overunder, L.L.C. ("Overunder"). It's member has limited personal liability for the obligations or debts of the entity.

The Company dissolves in September 2051, unless earlier dissolved in accordance with the Limited Liability Company agreement ("Agreement").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities readily marketable are carried at fair market value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated life of the improvements.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 2 - Class of Members

All member's equity is allocated to the Class A member.

The Company is authorized to have five classes of members: Class A members, Class B members, Class C members, Class D members and Class E members.

The membership interests of each class of members shall be identical except as otherwise specifically set forth in the Agreement.

Note 3 - Specific Rights of the Classes of Members

All voting, approval, consent and similar rights of members shall be vested exclusively in the Class A members and all decisions of the Class A members shall be made in their sole discretion regardless of whether the applicable section of the Agreement that refers to such a decision specifically refers to such a decision as being in the sole discretion of the Class A members. If for any reason Overunder is unable to continue as the managing member, a majority in interest of the Class A members shall have the exclusive right to select the new managing member.

The managing member may, in its sole discretion, effective as of the first day of any month, convert the membership interest of any member into any other class of membership interest provided that, at least 30 days in advance of such conversion, the managing member furnishes the member with written notice of the conversion and information regarding its material financial implications to the member. When a member is converted into another membership class, the capital account of the member will carryover to the new class and, unless otherwise designed in writing by the managing member, the member will continue to own the units such member owned prior to such conversion. A Class B member who acquires any additional units from a Class A member pursuant to the exercise of an option shall not thereby become a Class A member or obtain any rights of a Class A member under this Agreement.

Note 3 - Specific Rights of the Classes of Members, continued

Each Class B member shall receive the guaranteed payment payable to such member with respect to each fiscal year (or, if such member first becomes a member or becomes a dissociated member during such fiscal year, a pro rata portion of the guaranteed payment). A Class B member shall also be entitled to receive and exercise any options granted to the Class B member pursuant to any option agreement in accordance with such option agreement.

Each Class E member shall receive the guaranteed payment payable to such member with respect to such fiscal year (or, if such member first becomes a member or becomes a dissociated member during such fiscal year, a pro rata portion of such guaranteed payment).

A preferred return shall be computed and allocated to the capital accounts of each member in all months that the member maintains a positive capital account balance regardless of whether the Company's financial statements for that month reflect a profit or loss. "Preferred Return" means a monthly preferred return equal to the applicable percentage times an amount equal for the capital account balance of each member as of the end of the immediately preceding month.

Note 4 - Options

The Company grants options to key employees to purchase units at a value determined by management on the date of grant. Options generally vest over three years, and currently expire no later than ten years from the date of grant.

The Company has elected to account for the option plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for the options.

Had compensation expense for the option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock-Basked Compensation," the Company's net loss would have been increased by $0. The weighted average fair value of the options granted (extended) during the year was estimated using the Black-Scholes option pricing model in 2002 using the following assumptions:

ZONE TRADING PARTNERS, L.L.C.
Notes to Financial Statements
December 31, 2002

Note 4 - Options, continued

Risk-free interest rate (range)	1.11 to 2.25
Expected life (years) (range)	1 to 10
Expected volatility	-0-
Expected dividends	-0-

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2001	300	$ 600
Granted	400	1,050
Exercised	-0-	-0-
Canceled	-0-	-0-
Outstanding at December 31, 2002	700	$ 857
Exercisable at December 31, 2002	100	$ 600

A summary of options outstanding as of December 31, 2002 is shown below:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$ 600	500	9.37 years	100
1,500	200	9.66 years	-0-
	700		100

If the option holders' employment is terminated, any unvested portion of the options will expire.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of

ZONE TRADING PARTNERS, L.L.C.
Notes to Financial Statements
December 31, 2002

Note 5 - Net Capital Requirements, continued

approximately $1,085,077 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable the member to pay federal income taxes on company profits, among other purposes.

Note 6 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 - Lease Commitments

The Company also rents two additional operating facilities on annual leases assigned by a related entity. Total rental expense was $895,846 for the year ended December 31, 2002 and is reflected in occupancy and equipment costs.

Future minimum required lease payments under all non-cancelable lease agreements are as follows:

December 31,	
2003	$ 592,666
2004	599,470
2005	375,839
2006	116,592
	$1,684,567

Note 8 - Rental Income Under Operating Leases

The Company subleases office space to an unrelated entity. The following is a schedule by year of the future rental income to be received under non-cancelable operating leases in effect as of:

December 31,	
2003	$ 61,110
2004	61,110
2005	20,370
	$ 142,590

Note 9 - Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of substantially all employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to 15% of their compensation to the Plan. The Plan provides for contributions by the Company of 3% of each eligible employee's wages. Company contributions to a participant's account do not vest until the participant has completed three years of service, at which time the contributions become fully vested. The Company's contributions to the Plan for the year ended December 31, 2002 were $90,900 and are reflected in compensation and benefits.

Note 10 - Furniture and Equipment

The classes of furniture and equipment are as follows:

Furniture and fixtures	$ 130,221
Computer equipment and software	628,405
Leasehold improvements	264,758
	1,023,384
Less: accumulated depreciation	(583,801)
	$ 439,583

Depreciation expense for the year ended December 31, 2002 was $323,838 and is reflected in occupancy and equipment costs.

Note 11 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 12 - Commitment and Contingencies

A former employee of the Company filed a Notice of Charge of Discrimination with the Equal Employment Opportunity Commission ("EEOC"). The Company has submitted a Position Statement with the EEOC regarding the claim, but the EEOC has not entered any findings in connection with this matter. As a result, the ultimate outcome of the proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2002

Schedule I

ZONE TRADING PARTNERS, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 1,658,815
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,658,815
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 52,634	
Furniture and equipment	439,583	
Other assets	78,182	
Non marketable securities	3,300	(573,699)
Net capital before haircuts on securities positions		1,085,116
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities owned		(38)
Net capital		$1,085,078

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 1,099,224
Total aggregate indebtedness	$ 1,099,224

Schedule I (continued)

ZONE TRADING PARTNERS, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 73,281
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 985,078
Excess net capital at 1000%	$ 975,155
Ratio: Aggregate indebtedness to net capital	1.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Schedule II

ZONE TRADING PARTNERS, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Instinet Clearing Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Zone Trading Partners, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Zone Trading Partners, L.L.C. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 23, 2003